4675 MacArthur Court Suite 1400 Newport Beach, CA 92660-8842 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

TIFFANY A. FORD

tiffany.ford@dechert.com +1 949 442 6005 Direct +1 949 681 8648 Fax

September 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc. (“Registrant”)

File Nos. 333-142698

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is Pre-Effective Amendment No. 2 to the Registrant’s Form N-2 filed under the Securities Act of 1933 on May 8, 2007 and amended on June 29, 2007.

As requested by the Staff, attached to this transmittal letter is a copy of a letter from Landesbank Berlin AG, the selling stockholder, to the Registrant’s Board of Directors dated August 21, 2007.

Please direct any questions concerning the filing to Sander Bieber at 202.261.3308 or the undersigned at 949.442.6005.

Sincerely,

/s/ Tiffany A. Ford
Tiffany A. Ford

Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

Brussels London Luxembourg Munich Paris

[Landesbank Berlin AG Letterhead]

The Board of Directors

Aberdeen Australia Equity Fund

800 Scudders Mill Road

Plainsboro, New Jersey 08536

Berlin, 21.August 2007

Gentlemen:

This letter responds to your request, in connection with the pending registration statement for the sale of the shares of the Aberdeen Australia Equity Fund (the “Fund”) held by Landesbank Berlin AG (“LB”), that LB provide background information concerning certain transactions in the Fund’s shares in which Bankgesellschaft Berlin AG (“BGB”) engaged in December 2005 and July 2006. In addition, you have requested a written confirmation of LB’s intentions with regard to the sale of the Fund’s shares pursuant to the currently pending registration statement (the “Current Registration Statement”).

Background

LB confirms in all respects (except for the correction noted in the footnote below) the accuracy of the disclosures set forth under the headings “Selling Stockholder” and “Plan of Distribution” in the pre-effective Current Registration Statement as filed with the Securities and Exchange Commission on June 29, 2007.1 Familiarity with those disclosures is assumed in the discussions below.

When the registration statement prepared by the Fund in 2005 for BGB’s sale of Fund shares (the “2005 Registration Statement”) was filed and amendments to it were being processed in response to comments by the Staff of the Securities and Exchange Commission, BGB intended to sell, finally and without reservation, the shares registered for sale in the 2005 Registration Statement, at the best price that BGB could obtain in at-the-market sales over a period of time. Upon the completion of such sales BGB anticipated that it would have disposed of sufficient shares that its ownership position in Fund shares would no longer render BGB an affiliate of the Fund for purposes of the Securities Act of 1933. Thereafter, BGB anticipated that it would be free to sell

1 As most recently filed on June 29, 2007, the pre-effective Current Registration Statement inadvertently fails to note in the “Selling Stockholder” section that, in addition to the sales of Fund shares outlined there, BGB sold a total of 168,200 shares pursuant to Rule 144 in March and April 2006, following the completion of the sale of all 3,975,000 shares registered for sale pursuant to the 2005 Registration Statement. LB will work with counsel to the Fund to see to that this error is corrected in the next filing of the Current Registration Statement.

its remaining shares pursuant to Rule 144(k) under the Securities Act or generally to trade in Fund shares free of the restrictions on disposition that apply to a Securities Act affiliate.2 BGB also anticipated that the most efficient mode of distribution of its registered Fund shares might lie in the sale of substantial blocks of the shares to single purchasers, subject to price protection for the benefit of such purchasers for some period of time. Accordingly, in mid-November 2005 BGB requested the addition of the following paragraph in the Plan of Distribution section of the related prospectus:

The Selling Stockholder has informed that Fund that, in connection with sales of substantial blocks of Shares, the Selling Stockholder reserves the right to enter into arrangements with the buyer either to repurchase from that buyer some or all of the Shares sold to that buyer on a specified date or dates if the price at which the Shares trade on a specified date or dates is below a specified level or levels or to enter into other arrangements to provide price protection to such a buyer.

BGB did not engage in any contacts or negotiations for the purpose of selling Fund shares pursuant to the 2005 Registration Statement until that registration statement was declared effective by the Securities and Exchange Commission on December 8, 2005.

Sales Pursuant to the 2005 Registration Statement

While the details of the 2005 Registration Statement and associated documentation were being prepared and negotiated, BGB did not know when the 2005 Registration Statement would be declared effective. When it was declared effective, BGB determined that it would be desirable to sell as many Fund shares as practicable before the end of 2005 in order to recognize, under then-applicable German accounting rules, the substantial gain that had accrued on the Fund shares owned by BGB since their purchase in 2002. Unlike the regime that applies (and applied in 2005) under U.S. generally accepted accounting principles, pursuant to which the value of liquid assets that may be available for sale is marked to market, then-applicable German accounting principles did not permit the recognition of built-in gain on BGB’s Fund shares unless BGB engaged in a disposition transaction with respect to the shares in question. In that connection, after sales commenced pursuant to the 2005 Registration Statement, BGB determined that it would be necessary to enter into transactions that had the effect of protecting certain buyers from potential downside risk in connection with their purchases.

2 Indeed, the reason why BGB did not register all the Fund shares that BGB then owned for sale pursuant to the 2005 Registration Statement was that BGB was confident that it would not be a Securities Act affiliate of the Fund after the completion of the sale of the shares that were registered and saw no need to incur the additional (albeit small) expense that would have been required to register all of its shares for sale.

Accordingly, as disclosed in the Current Registration Statement and in contemporaneous filings by BGB describing such transactions in amendments to its Statement on Schedule 13D, and a filing on Form 4, with respect to its ownership of and transactions in Fund shares3, in connection with the sale on the American Stock Exchange of 3,220,000 shares pursuant to the 2005 Registration Statement to three purchasers (Credit Suisse, HypoVereinsBank and Dresdner Bank) on December 22 and 23, 2005, BGB purchased call options, exercisable on July 3, 2006, to purchase an equivalent number of shares. While BGB was not required to exercise those call options, the level of option premium paid in relation to the market price of the Fund’s shares in December 2005 was such that it would have been highly disadvantageous for BGB not to exercise the call options in the absence of either a very large decline in the market price of the Fund’s shares between December 2005 and early July 2006 or an agreement by the option counterparties to close out the option transactions on mutually advantageous terms in July 2006.4 In the event, in July 2006 BGB was able to negotiate a mutually advantageous termination of the option transactions with Credit Suisse with respect to options to purchase a total of 914,009 shares and purchased a total of 2,305,991 shares upon exercise of the options.

Separately, without entering into price protection transactions, from December 2005 through March 2006 BGB sold the other 755,000 Fund shares registered for sale pursuant to the 2005 Registration Statement. Accordingly, when sales of shares pursuant to the 2005 Registration Statement are combined with sales pursuant to Rule 144 (from November 2004 to November 2005, in March and April 20065 and in March and April 2007), as disclosed in the Current Registration Statement, since November 2004 BGB and its successor in interest, LB, have finally disposed of a total of 2,782,308 Fund shares, out of the 5,374,949 shares that BGB owned in November 2002.

Intended Sales

As you know, LB has requested the Fund to register for sale all of the 2,592,641 Fund shares that LB now owns. LB hereby confirms that it intends to sell, subject to the existence of favorable market conditions, at least a sufficient number of shares pursuant to the Current Registration Statement to allow LB no longer to be considered an affiliate of the Fund under the Securities Act. Although, as stated in the Current Registration Statement, LB reserves the right to enter into arrangements with buyers of Fund shares pursuant to the Registration Statement to provide

3 See BGB’s report on Form 4 with respect to transactions in Fund shares filed on December 27, 2005 (the “December Form 4”) and BGB’s amendment to its Statement on Schedule 13D with respect to the Fund filed on December 28, 2005 (the “December 13D Amendment”). BGB did not disclose these option transactions or any of their terms to the Board or its counsel prior to the filings of the December Form 4 and the December 13D Amendment.

4 Because of the probability that the options would be exercised, in the December 13D Amendment BGB stated that it deemed itself to continue to own the shares subject to the options for purposes of Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, and BGB accordingly considered itself to remain subject to the reporting requirements of Section 16(a) of the Exchange Act in its subsequent sales of Fund shares prior to the exercise of a portion of the options in July 2006.

5 See note 1 above.

price protection, LB affirms that any such arrangements, if effected, would not have the effect that Fund shares sold pursuant to the Current Registration Statement would not be sold, or would be reacquired, by LB (unless the Board agrees to an appropriate post-effective amendment to the Current Registration Statement to the contrary and such an amendment is declared effective by the Securities and Exchange Commission). In all events, LB does not intend to allow itself again to acquire sufficient Fund shares such that LB would again be considered an affiliate of the Fund under the Securities Act. While LB may determine to dispose of all of its Fund shares, LB intends to retain its freedom to trade in Fund shares as a non-affiliate as LB may find it economically advantageous to lawfully do so.

Very truly yours,

Landesbank Berlin AG

/s/ D Kipp	/s/ Moritz Sell
D. Kipp	Moritz Sell